AMPAL-AMERICAN ISRAEL CORPORATION

555 Madison Avenue
New York, New York 10022
(866) 447-8636

VIA EDGAR AND VIA FACSIMILE TRANSMISSION

Daniel L. Gordon
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
September 24, 2010

Re:	Ampal-American Israel Corporation (the “Company”)
Form 10-K for the Year Ended December 31, 2009 Filed March 8, 2010
Form 10-Q for the Quarterly Period Ended June 30, 2010 Filed August 4, 2010
Definitive Proxy Statement Filed March 31, 2010
File No. 000-00538

Dear Mr. Gordon:

We are writing in response to the comments of the Staff of the Division of Corporation Finance (“the Staff”) of the Securities and Exchange Commission (the “Commission”) that were contained in your letter, dated September 13, 2010, regarding the Company's Form 10-Q for the Quarterly Period Ended June 30, 2010.

For reference purposes, the text of your letter, dated September 13, 2010, has been set forth below with the Company’s response below each numbered comment. All capitalized terms used and not defined shall have the meanings ascribed to such terms in the filings noted above.

Form 10-Q for the Quarterly Period Ended June 30, 2010

6. East Mediterranean Gas Company, page 10

1.
We have reviewed your response and proposed disclosure in your response to comment 4 in your letter dated August 30, 2010, and note that taking payment of the taxes due to the government of Egypt into account, you would expect to have to increase your valuation allowance against your deferred tax assets by $8.1 million, excluding the impact of any underlying tax credits.  Please tell us what impact the underlying tax credits would have on your valuation allowance, and tell us in greater detail how you have determined that it is appropriate to exclude these tax payment liabilities when determining your unrealized gain on EMG.  We note on page 10 of your Form 10-Q that EMG is not currently challenging the validity and enforceability of the legislation.

Mr. Daniel L. Gordon
September 24, 2010

Response:

The computation of the unrealized gain on investment in EMG was based on a valuation that assumes no payment of the 20% Egyptian corporate tax.  We indicated in our prior response that a valuation which assumes the payment of the 20% corporate income tax in Egypt may reduce the unrealized gain that shields the net operating loss tax assets if available tax credits are not taken into consideration.  However, the Company believes that the 20% corporate tax will not affect the ultimate valuation of our EMG investment by prospective investors due to the impact of the applicable tax credits.  Our valuation was performed assuming no payment of the corporate tax, which we believe is substantially similar to assuming the payment of the tax and the likely use of tax credits by a potential investor.

Our determination included the consideration that the Company's holding in EMG is greater than 10% and any purchase of our interest in EMG would most likely be made in a block sale transaction so that the same US tax scenarios that apply to the Company would apply to the potential investor.  Specifically the potential US investor that will acquire the Company's holding in EMG may also be able to use the tax paid in Egypt as a tax credit for U.S. tax purposes, upon dividend distribution to be made by EMG to such potential investor.  Specifically, any reduction in value under the discounted cash flow valuation method resulting from deceased free cash flows after tax, would be materially offset with an increase in value that would be ascribed to tax attributes that potentially can be monetized by the buyer (for example, the future underlying U.S. foreign tax credit).  Based on these expectations, the Company's assumption used for the valuation analysis was that the income tax being imposed on EMG does not affect its fair value in any material respect from the perspective of a probable investor.

* * * * *
In connection with our response, the Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Mr. Daniel L. Gordon
September 24, 2010

If you have any questions or comments regarding the foregoing, please do not hesitate to contact me at (866) 447-8636.

We thank you in advance for your assistance.

Very truly yours,

/s/ Irit Eluz
Name:	Irit Eluz
Title:	CFO, SVP Finance & Treasurer